NATIONAL CITY BANCORPORATION AND SUBSIDIARIES                         EXHIBIT 11


COMPUTATION OF EARNINGS PER SHARE (IN THOUSANDS EXCEPT PER SHARE DATA) YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
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                                                  1996       1995        1994

Net earnings applicable to common stock        $12,686    $11,454      $8,496

Weighted average common shares outstanding*      7,374      7,375       7,377

Earnings per share                               $1.72      $1.55       $1.21



*Adjusted for stock dividends